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MINNESOTA MUTUAL                                          GROUP INSURANCE POLICY
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The Minnesota Mutual Life Insurance . 400 Robert Street North . St. Paul,
Minnesota 55101-2098
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READ YOUR POLICY CAREFULLY
---------------------------

This policy was issued to the policyholder on the issue date shown on the specifications page attached to this policy. We promise to pay the benefits provided by this policy, subject to the conditions, limitations and exceptions of this policy. We make this promise and issue this policy in consideration of the application for this policy and the payment of the premiums. The policyholder is a member of The Minnesota Mutual Life Insurance Company. Our annual meetings are held at our home office on the first Tuesday in March of each year at three o'clock in the afternoon.

RIGHT TO CANCEL
----------------

It is important to us that the policyholder is satisfied with this policy after it is issued. If the policyholder is not satisfied with it, the policyholder may return the policy to us or our agent within 10 days after the policyholder receives it. The policyholder may also cancel this policy by delivering or mailing a written notice or sending a telegram to The Minnesota Mutual Life Insurance Company (Minnesota Mutual), 400 Robert Street North, St. Paul, Minnesota 55101-2098 and returning the policy before midnight of the 10th day after the policyholder received the policy. Notice given by mail and return of the policy by mail are effective on being postmarked, properly addressed and postage prepaid. If the policyholder returns the policy, the policyholder will receive, within 7 days of the date we receive a notice of cancellation, a full refund of any premiums the policyholder has paid.

Signed for The Minnesota Mutual Life Insurance Company at St. Paul, Minnesota on the issue date.

          Secretary                           President

FOR OPTION A, THE INITIAL DEATH BENEFIT FOR PERSONS INSURED UNDER THIS POLICY WILL EQUAL THE FACE AMOUNT SHOWN ON EACH CERTIFICATE. FOR OPTION B THE INITIAL DEATH BENEFIT FOR PERSONS INSURED UNDER THIS POLICY WILL EQUAL THE FACE AMOUNT SHOWN ON EACH CERTIFICATE PLUS THE INITIAL ACCOUNT VALUE, IF ANY. FOR OPTION B, THEREAFTER, THE DEATH BENEFIT MAY INCREASE OR DECREASE DEPENDING UPON SEPARATE ACCOUNT INVESTMENT EXPERIENCE.

THE ACCOUNT VALUES OF THE CERTIFICATES ISSUED UNDER THIS POLICY WILL VARY FROM DAY TO DAY. IT MAY INCREASE OR DECREASE DEPENDING
UPON SEPARATE ACCOUNT INVESTMENT EXPERIENCE. THERE IS NO GUARANTEED MINIMUM ACCOUNT VALUE.

TABLE OF CONTENTS

Definitions..................  2           Separate Account.............   6
General Information..........  3           Account Values...............   8
Death Benefit................  3           Surrenders and Withdrawals...   8
Payment of Proceeds..........  4           Policy Loans.................   9
Premiums.....................  5           Termination..................  10
Policy Charges...............  5           Conversion Privilege.........  10
                                           Additional Information.......  10

VARIABLE GROUP UNIVERSAL LIFE INSURANCE

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                              SPECIFICATIONS PAGE
                                  GROUP POLICY
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GENERAL INFORMATION
-------------------

POLICYHOLDER:  Name                           POLICY NUMBER:
               Address


ELIGIBLE GROUP MEMBER
---------------------

An eligible group member is a person that is actively at work at the employer's normal place of business at least 20 hours per week for each of the 4 weeks immediately prior to the date that the person's application for coverage is applied for.

INSURANCE INFORMATION
---------------------

Issue Date:
First Policy Anniversary:

Minimum Face Amount:       $           Minimum Planned Premium:  $
Maximum Face Amount:       $
Maximum Guaranteed Issue:  $

*See details in this policy's application for qualifications.

Death Benefit Option: You have chosen the death benefit option B for all certificates issued under this policy. Option B is the variable death benefit option plan.

OTHER BENEFITS AVAILABLE
------------------------

Child Term Rider
Amounts available for this rider are:     $     with a monthly cost of $
                                          $     with a monthly cost of $
                                          $     with a monthly cost of $

Waiver Agreement - See details within the policy supplement for qualifications

CHARGES
-------

Sales Load          %           Administration Fee:      $
Federal Tax         %           Partial Surrender Fee:   $      or   % of amount
State Tax           %           withdrawn, whichever is less.

SEPARATE ACCOUNT
----------------

The Minnesota Mutual Variable Universal Life Account

ACCOUNT OPTIONS
---------------
Guaranteed Account

  Sub-Account Options:
Growth                  Bond
Money Market            Asset Allocation
Index 500               Capital Appreciation
Small Company           Value Stock
Mortgage Securities     International Stock


F.47708
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DEFINITIONS
------------

When we use the following words, this is what we mean:

ACCOUNT VALUE

The sum of the values under the separate account, the guaranteed account and the loan account of a certificate. They are identified as the separate account value, the guaranteed account value, and the loan account value, respectively.

ACTIVELY AT WORK

To be actively at work for the purposes of this policy, the eligible person must be currently working at the employer's normal place of business at least ____ hours a week. A person is not considered actively at work if not at work due to illness or injury.

AGE

Age at last birthday.

CERTIFICATE ANNIVERSARY

The same day in each succeeding year as the certificate date.

CERTIFICATE DATE

The first day of the calendar month on or following a certificate's effective date of coverage. This is the date from which we determine certificate monthly anniversaries, certificate months and certificate years.

CERTIFICATE MONTH

A calendar month in which insurance is provided under a certificate of this policy.

CERTIFICATE YEAR

A period of twelve consecutive months, measured from the certificate date and each successive certificate anniversary, during which coverage is provided under a certificate of this policy.

ELIGIBLE INSURED

A person who meets the requirements on the specifications page attached to this policy.

FACE AMOUNT

The face amount of insurance on the life of the insured as shown on the specifications page of the owner's certificate.


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FUND

The mutual fund or separate investment portfolio within a series mutual fund which we designate as an eligible investment for the separate account and it sub-accounts.

GENERAL ACCOUNT

All assets of Minnesota Mutual other than those in the separate account or in other separate accounts established by us.

GUARANTEED ACCOUNT VALUE

Assets other than the loan account value that are held in our general account and attributable to a certificate issued under this policy, and others of its class.

INSURED

An eligible insured who becomes insured under a certificate issued under this policy.

ISSUE DATE

The date coverage under this policy may become effective. The issue date is shown on the policy specifications page attached to this policy.

LAPSE

A lapse of a certificate means the insurance coverage under that certificate has terminated due to non-payment of a premium during its grace period in an amount that, after the deduction of percentage of premium charges, is sufficient to cover the monthly deductions due at the time the notice was sent.

LOAN ACCOUNT

The portion of the general account which is attributable to policy loans under certificates issued under this policy and others of its class.

LOAN ACCOUNT VALUE

The sum of all outstanding loans and accrued policy loan interest credited under a given certificate issued under this policy.

MATURITY DATE

The 95th birthday of the insured.
    ----

MONTHLY ANNIVERSARY

The same day of each succeeding month as the certificate date.


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NET CASH VALUE

The account value under a certificate issued under this policy, less any outstanding policy loans and accrued policy loan interest charged and any charges over due. It is the amount an owner may obtain through surrender of that certificate.

NET PREMIUM

The premium less policy charges assessed against the premium. The net premium is the amount or amounts which are allocated to the guaranteed account and/or the separate account on behalf of an insured.

OWNER

An owner of a certificate issued under this policy.

POLICY ANNIVERSARY

The same day and month in each succeeding year as the policy date.

POLICY DATE

The first day of the calendar month on or following the issue date of the policy.

POLICYHOLDER

The owner of this group policy as specified and identified on the specifications page attached to this policy.

SEPARATE ACCOUNT

The separate investment account created by us to receive and invest net premiums received for a certificate issued under this policy. The particular Separate Account for this policy is the Variable Universal Life Account. We established this separate account for this class of policies under Minnesota Law. The separate account is composed of several sub-accounts. We own the assets of the separate account. However, those assets not in excess of separate account liabilities are not subject to claims arising out of any other business in which we engage.

SEPARATE ACCOUNT VALUE

The sum of all sub-account values.

SUB-ACCOUNT

One or more sub-accounts constituting the separate account.

SUB-ACCOUNT VALUE

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The current number of sub-account units credited to a certificate issued under this policy multiplied by the current sub-account unit value.

UNIT

A measure of the owner's interest in a sub-account of the separate account.

VALUATION DATE

Any date on which a fund is valued.

VALUATION PERIOD

The period between successive valuation dates measured from the time of one determination to the next.

WE, OUR, US

The Minnesota Mutual Life Insurance Company

GENERAL INFORMATION
--------------------

WHAT IS THE POLICYHOLDER'S AGREEMENT WITH US?

This policy and the policyholder's application contain the entire contract between the policyholder and us. Any statements the policyholder makes in the application or an insured makes in his or her application will, in the absence of fraud, be considered representation and not warranties. Also, any statement the policyholder makes will not be used to void this policy nor defend against a claim under this policy unless the statement is contained in the policyholder's application. Any statement an insured makes will not be used to void the insured's insurance unless the statement is contained in the application attached to the insured's certificate.

No change or waiver of any of the provisions of this policy, or of any certificate issued under it, will be valid unless made in writing by us. It must be signed by our president, a vice president, secretary or an assistant secretary. No agent or other person has the authority to change or waive any provision of this policy or of any certificate issued under it.

WHAT IS THE EFFECTIVE DATE OF AN ELIGIBLE INSURED'S INSURANCE?

Upon receipt of an application for insurance under this policy from an eligible insured, the effective date of the insured person's insurance will be the later of:

1. the date on which we approve that person's application; and
2. the date on which the first premium contribution is paid for that person.

This effective date is shown on the specifications page of the owner's certificate.

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MAY THIS POLICY BE AMENDED?

This policy may be amended at any time the policyholder and we agree to amend it. The consent of the insureds is not required to amend this policy or any certificates issued under it. Any amendment will be without prejudice to any claim in connection with a loss sustained prior to the effective date of the amendment.

DEATH BENEFIT
--------------

WHAT IS THE AMOUNT OF THE DEATH BENEFIT?

The amount of the death benefit depends on whether Option A or Option B is selected by the policyholder as the death benefit option under this policy. The death benefit option selected by the policyholder will be the death benefit option for all certificates issued under this policy. Once elected, the death benefit option shall remain unchanged.

The amount of the death benefit for Option A will be determined as follows:

1. the amount of the cost of insurance for the portion of the certificate month from the date of death to the end of the certificate month; less
2. The face amount of insurance on the insured's date of death while the policy is in force; plus
3. any outstanding policy loans and accrued policy loan interest charged; less
4. any unpaid monthly deductions determined as of the date of the insured's death.

The amount of the death benefit for Option B will be determined as follows:

1. The face amount of insurance on the insured's date of death while the policy is in force; plus
2. the amount of the owner's account value as of the date we receive due proof of death satisfactory to us; plus
3. the amount of the cost of insurance for the portion of the certificate month from the date of death to the end of the certificate month; plus
4. any monthly deductions taken under the certificate since the date of death; less
5. any outstanding policy loans and accrued policy loan interest charged; less
6. any unpaid monthly deductions determined as of the date of the insured's death.

Payment of the death benefit will extinguish our liability under the certificate for which the death benefit has been paid.

We intend that each certificate under this policy qualify as a life insurance policy as defined by Section 7702 of the Internal Revenue Code, as amended. We reserve the right to either increase the face amount of insurance on the life of the insured for which a certificate has been issued hereunder, return any excess net cash value or limit the amount of premium contributions we will accept on behalf of any certificate issued hereunder in order to maintain such qualification.

CAN THE OWNER CHANGE THE DEATH BENEFIT OPTION?

No.

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WHAT IS THE FACE AMOUNT OF INSURANCE ON THE LIFE OF AN INSURED?

The face amount of insurance on the life of the insured is as shown on the specifications page of the owner's certificate.

MAY THE FACE AMOUNT OF INSURANCE CHANGE?

Yes. The owner may apply for a change through a written request in compliance within the limitations on the specifications page attached to the policy and to the certificate. If an increase in the current face amount is applied for, we reserve the right to require evidence of insurability from the insured.

If a decrease in the current face amount is requested, we will grant the request. However, the amount of insurance on any insured may not be reduced to less than the amount shown on the specifications page attached to this policy. If following a decrease in face amount, the certificate would not comply with the maximum premium limitations required by federal law, the decrease may be limited or net cash value may be returned to the owner (at the owner's election), to the extent necessary to meet these requirements.

WHEN WILL CHANGES IN THE FACE AMOUNT OF INSURANCE BECOME EFFECTIVE?

Decreases in the face amount of insurance are effective on the monthly certificate anniversary on or following receipt of the written request by us. However, if the owner requests that the decrease become effective on a specified future date, we will make the decrease effective on the certificate monthly anniversary on or next following the date requested.

Increases are effective on the monthly anniversary on or following the date we approve the change, or any other date mutually agreed upon between the policyholder and us.

WHEN WILL THE DEATH BENEFIT BE PAID?

We will pay the death benefit upon due proof satisfactory to us that the insured died while insured under a certificate issued hereunder. Under Option A, we will pay interest on the death benefit from the date of the insured's death until the date of payment.

Under Option B, we will pay interest on the face amount of insurance from the date of the insured's death until the date of payment. We will pay interest on any charges taken under the certificate since the date of death from the date the charge was taken until the date of payment.

Interest will be at an annual rate determined by us, but never less than the greater of four percent per year compounded annually, or the rate required by law.

Death benefit proceeds will ordinarily be paid within seven days after we receive all information required for such payment, including due proof of the insured's death.


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PAYMENT OF PROCEEDS
--------------------

TO WHOM WILL WE PAY THE DEATH BENEFIT?

We will pay the death benefit proceeds to the surviving beneficiary specified on the certificate owner's application or as subsequently changed.

WHAT HAPPENS IF ONE OR ALL OF THE BENEFICIARIES DIE BEFORE THE INSURED?

If a beneficiary dies before the insured, that beneficiary's interest in this policy ends with that beneficiary's death. Only those beneficiaries who survive the insured will be eligible to share in the proceeds. If no beneficiary survives the insured or if a beneficiary is not named, we will pay the proceeds according to the following order of priority:

1. the insured's lawful spouse; if living; otherwise,
2. the personal representative of the insured's estate.

MAY THE OWNER CHANGE THE BENEFICIARY?

Yes, if the owner has reserved the right to change the beneficiary, the owner may file a written request with us to change the beneficiary. If the owner has not reserved the right to change the beneficiary, the written consent of the irrevocable beneficiary will be required. The owner's written request will not be effective until it is recorded in our home office records. After it has been so recorded, it will take effect as of the date the owner signed the request.

However, if the insured dies before the request has been so recorded, the request will not be effective as to those proceeds we have paid before the owner's request was so recorded.

CAN DEATH BENEFIT PROCEEDS BE PAID IN OTHER THAN A SINGLE SUM?

Yes. An owner may request that we pay the death benefit proceeds under one of the following settlement options. We may also use any other method of payment that is agreeable to the owner and us. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right.

WHAT ARE THE SETTLEMENT OPTIONS AVAILABLE?

Each settlement option is paid in fixed amounts as described below. If the owner of the certificate requests a settlement option, he or she will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. The payments do not vary with the performance of the separate account.

1. INTEREST PAYMENTS: Payment of interest on the proceeds at such times and for a period as may be agreed upon between the owner of a certificate and us. Withdrawal of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method we approve.
2. FIXED PERIOD ANNUITY: An annuity payable in monthly installments for a specified number of years, from one to twenty years.


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3. LIFE ANNUITY:  An annuity payable monthly for the lifetime of the annuitant and ending with the last monthly payment due prior to the annuitant's death.
4. PAYMENTS OF A SPECIFIED AMOUNT: Monthly payments of a specified amount until the proceeds and interest are fully paid.

CAN A BENEFICIARY REQUEST A PAYMENT UNDER A SETTLEMENT OPTION?

Yes. A beneficiary may select a settlement option, but only after the insured's death. However, an owner or insured may provide that the beneficiary will not be permitted to change the elected settlement option.

PREMIUMS
---------

WHEN AND HOW OFTEN ARE PREMIUMS DUE?

A premium must be paid to put a certificate issued hereunder in force. This initial premium must be of an amount that, after the deduction of percentage-of-premium charges, will cover the first month's deductions plus $20. A premium must also be paid at such time when there is insufficient net cash value to pay the monthly deductions necessary to keep the certificate in force. Premiums paid after the initial premium may be in any amount of $20 or greater.

IS THERE A GRACE PERIOD FOR THE PAYMENT OF PREMIUMS?

Certificates issued under this policy have a 61-day grace period. The grace period will start on the day we mail the owner a notice of lapse. This will notify the owner that the certificate will lapse if the premium amount specified in the notice is not paid by the end of the grace period and the net cash value is insufficient to cover the monthly deductions. We will mail this notice on any certificate monthly anniversary date when the net cash value for the insured under the certificate is insufficient to cover the monthly deductions for that insured. The certificate of insurance will remain in effect during the 61-day grace period. If sufficient premium is not paid by the end of the grace period, the insured's coverage with insufficient net cash value will lapse at the end of that 61-day period. The grace period does not apply to the first premium payment.

WHAT IS THE AMOUNT OF THE DEATH BENEFIT DURING THE GRACE PERIOD?

The death benefit amount stated above will be paid if death occurs during the grace period.

POLICY CHARGES
---------------

WHAT TYPE OF CHARGES ARE THERE UNDER THIS POLICY?

Charges under this policy are those which we assess against the premiums and the account value under each certificate and the separate account assets attributable to the policy.

WHAT CHARGES ARE ASSESSED AGAINST PREMIUMS?

Against premiums paid, we will assess: (1) a sales load, (2) a federal tax charge, and (3) a state premium tax charge as percentage-of-premium charges.


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

1. The sales load is for distribution expenses for this class of policies. This sales load charge shall not exceed five percent of each premium paid.
2. The federal tax charge is to compensate us for the corporate federal income taxes that result from a sale of this policy. The federal tax charge is 1.25 percent of each premium paid if the policy is deemed to be an individual contract under the Omnibus Budget Reconciliation Act of 1990, as amended, and
   0.25 percent if deemed a group contract under that Act.
3. The state premium tax charge is the average premium tax we pay to state and local governments for this class of policies. This charge is currently two percent. The charge is not guaranteed and may be increased in the future, but only as necessary to cover our premium taxes.

WHAT CHARGES ARE ASSESSED AGAINST THE NET CASH VALUE OF THE CERTIFICATES ISSUED UNDER THE POLICY?

Against the net cash value of any certificate issued under this policy, we assess as monthly deductions: (1) the administration charge; (2) the cost of insurance charge; and (3) the charge for any additional benefits provided by rider. We also will assess against the net cash value a transaction charge at the end of the day on which the transaction occurs.

1. The administration charge is for administrative expenses, including those attributable to the records we create and maintain for the policy. The maximum administration charge is $4 per month. This charge will be assessed on the certificate date and on each succeeding certificate monthly anniversary.
2. The cost of insurance charge is for providing the death benefit under each certificate under this policy. The charge is calculated by multiplying the net amount at risk under each certificate by a rate which varies with the insured's age and rate class. The rate is guaranteed not to exceed rates determined on the basis of 125 percent of the 1980 Commissioners Standard Ordinary Mortality Table. The net amount at risk for each certificate is the difference between the death benefit and the account value. This charge will be assessed on the certificate date and on each succeeding certificate monthly anniversary.

The policy charges described as Table A attached herein are maximum cost of insurance charges.

3. The charge for any additional benefits provided by rider, if any, are deducted as part of the monthly cost of insurance deduction.
4. A transaction charge will be assessed for each partial withdrawal to cover the administrative costs incurred in processing the partial withdrawal. The amount of the charge is the lesser of $25 or two percent of the amount withdrawn. We may also assess a charge for any transfer of funds between sub-accounts. The amount charged will not exceed $10. Any transaction charge will be assessed at the end of the day on which the transaction occurs.

Charges will be assessed against the net cash value of each certificate. They will be assessed against the guaranteed account value and the separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.


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WHAT CHARGES ARE ASSESSED AGAINST SEPARATE ACCOUNT ASSETS?


We assess a mortality and expense risk charge against the separate account assets of any certificate issued under this policy. We also reserve the right to charge or make provision for income taxes payable by us based on separate account assets.

WHAT IS THE MORTALITY AND EXPENSE RISK CHARGE?

This charge is for assuming the risks that the cost of insurance charge will be insufficient to cover actual mortality experience and that the other charges will not cover our expenses in connection with the policy. The mortality and expense risk charge is deducted from the separate account assets daily at an annual rate not to exceed 0.50 percent of the separate account assets.

SEPARATE ACCOUNT
-----------------

HOW WAS THE SEPARATE ACCOUNT ESTABLISHED?

We established the separate account in accordance with certain provisions of the Minnesota insurance law.

WHAT IS THE PURPOSE OF THE SEPARATE ACCOUNT?

The purpose of the separate account is to hold assets attributable to the variable portion of this policy and others of its class.

WHAT SEPARATE ACCOUNT OPTIONS ARE AVAILABLE?

The separate account is divided into sub-accounts. Those available to this policy are listed on the specifications page attached to this policy. Net premiums will be allocated to the various sub-accounts of the separate account or any other sub-account which we may add in the future, as elected by the owner of each certificate issued under the policy. We reserve the right to add, combine or remove any sub-accounts of the separate account.

WHAT ARE THE INVESTMENTS OF THE SEPARATE ACCOUNT?

For each sub-account, there is a fund for the investment of that sub-account's assets. The assets of the sub-accounts are invested in the funds at net asset value. If investment in a fund should no longer be possible or if we determine it becomes inappropriate for the policies of this class, we may substitute another fund. Substitution may be with respect to both existing policy values and future premiums. The investment policy of the separate account may not be changed, however, without the approval of the regulatory authorities of the State of Minnesota. If required, that approval process will be on file with the regulatory authorities of the state in which this policy is delivered.

WHAT CHANGES MAY WE MAKE TO THE SEPARATE ACCOUNT?

We reserve the right to transfer assets of the separate account which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If

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

such a transfer is made, the term "separate account" as used in this policy, shall then mean the separate account to which the assets are transferred. A transfer of this kind may require the advance approval of state regulatory authorities.

We reserve the right to, when permitted by law:

1. restrict or eliminate any voting right of owners or other persons who have voting rights as to the separate account; and
2. combine the separate account with one or more other separate accounts; and
3. to de-register the separate account under the Investment Company Act of 1940.

HOW ARE NET PREMIUMS ALLOCATED?

They are allocated either to the guaranteed account and/or to the sub-accounts of the separate account. Initially, the allocation elected is indicated in the application for a certificate of insurance issued hereunder. Allocations may be changed for future premiums. The owner may do this by giving us a written request. A change will not take effect until it is recorded by us in our home office.

Allocations must be expressed in whole percentages. The allocation to any alternative must be at least ten percent of the net premium. We reserve the right to restrict the allocation of premium. If we do so, no more than fifty percent of the net premium may be allocated to the guaranteed account.

We reserve the right to delay the allocation of net premiums to named sub-accounts. Such a delay will be for a period of 30 days after issuance of a certificate under this policy. This right will be exercised by us only when we believe economic conditions make such a delay necessary to reduce market risk during the free look period of the certificate. If we exercise this right, net premiums will be allocated to the money market sub-account until the end of that period.

WHAT IS A TRANSFER?

A transfer is a reallocation of the net cash value between the guaranteed account and the separate account or among the sub-accounts of the separate account for a given owner.

MAY THE OWNER MAKE TRANSFERS OF AMOUNTS UNDER THE POLICY?

Yes. Transfers from a sub-account of the separate account may be made in writing or by telephone. For transfers out of the separate account or among the sub-accounts of the separate account, we will credit and cancel units based on the sub-account unit values as of the end of the valuation period during which the owner's written or telephone request is received at our home office. For transfers out of the guaranteed account, a dollar amount will be transferred based on the owner's guaranteed account value at the time of transfer.

ARE THERE LIMITATIONS ON TRANSFERS?

Yes. Only one transfer may be made each certificate month for each certificate issued hereunder. The amount to be transferred to or from a sub-account of the separate account or the guaranteed

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

account must be at least $250. If the balance in the guaranteed account or in the sub-account from which the transfer is to be made is less than $250, the entire account value attributable to that sub-account or the guaranteed account must be transferred. If a transfer would reduce the account value in the sub-account from which the transfer is to be made to less than $250 we reserve the right to include that remaining amount in the sub-account with the amount transferred.

The maximum amount of net cash value to be transferred out of the guaranteed account to the sub-accounts of the separate account may be limited to twenty percent (or $250 if greater) of the guaranteed account value. Transfers to or from the guaranteed account may be limited to one such transfer per certificate year. We may further restrict transfers by requiring that the request is received by us or postmarked in the 30-day period before or after the last day of the certificate anniversary. Requests for transfers which meet these conditions would be effective after we approve and record them at our home office.

HOW ARE UNITS DETERMINED?

The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. This determination is made as of the end of the valuation period during which the premium is received at our home office. Once determined, the number of units will not be affected by changes in the unit value.

HOW ARE UNITS INCREASED OR DECREASED?

The number of units credited to a sub-account under an owner's certificate will be increased by the allocation of subsequent net premiums, policy dividends, loan repayments, loan interest credits and transfers to that sub-account. The number of units credited to a sub-account under an owner's certificate will be decreased by deductions to that sub-account, policy loans and loan interest charged, transfers from that sub-account and partial surrenders from that sub-account. The number of sub-account units will decrease to zero on a certificate termination.

HOW IS A UNIT VALUED?

The unit value will increase or decrease on each valuation date. The amount of any increase or decrease will depend on the net investment experience of the sub-accounts of the separate account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date.

WHAT IS THE NET INVESTMENT FACTOR FOR EACH SUB-ACCOUNT?

The net investment factor is a measure of the net investment experience of a sub-account during the valuation period.

The net investment factor for a valuation period is: the gross investment rate for such valuation period, less a deduction for the charges under this policy which are assessed against separate account assets. The gross investment rate is equal to:


94-18660 Rev. 1-95                                          Minnesota Mutual 13

1. The net asset value per share of a fund share held in the sub-account of the separate account determined at the end of the current valuation period; plus
2. the per-share amount of any dividend or capital gain distributions by the fund if the "ex-dividend" date occurs during the current valuation period, divided by
3. the net asset value per share of that fund share held in the sub-account determined at the end of the preceding valuation period.

ACCOUNT VALUES
--------------

WILL THE OWNER HAVE ACCESS TO THE NET CASH VALUE?

Yes. The owner has access to the certificate's net cash value. The net cash value is the account value of the certificate issued under this policy, less any outstanding policy loans and accrued policy loan interest charged and any charges overdue.

HOW IS THE ACCOUNT VALUE DETERMINED?

It is determined separately for each certificate and separately for the separate account value and loan account value. The separate account value will include all sub-accounts of the separate account.

The separate account value is the sum of units of each sub-account, credited to the certificate, multiplied by the accumulation unit value for that sub-account. Once determined, the number of units credited to a sub-account under an owner's certificate will not be affected by changes in the unit value. However, the number of units will be increased by the allocation of subsequent net premiums, policy dividends, loan repayments, loan interest credits and transfers to that sub-account. The number of units credited to a sub-account under an owner's certificate will be decreased by deductions to that sub-account, policy loans and loan interest charged, transfers from that sub-account and partial surrenders from that sub-account. The number of sub-account units will decrease to zero on a certificate termination.

IS THE SEPARATE ACCOUNT VALUE GUARANTEED?

The separate account value of each insured is not guaranteed.

The guaranteed account value of each insured is guaranteed by us. It cannot be reduced by the investment experience of the guaranteed account.

IS INTEREST CREDITED ON THE GUARANTEED ACCOUNT VALUE?

Yes. Interest is credited on the guaranteed account value of each insured under this policy. Interest is credited daily at a rate of not less than four percent per year, compounded annually. We guarantee this minimum rate for the life of the policy.


94-18660 Rev. 1-95                                          Minnesota Mutual 14

MAY ADDITIONAL INTEREST BE CREDITED ON THE GUARANTEED ACCOUNT?

Yes. As conditions permit, we may credit additional amounts of interest to the guaranteed account value.

SURRENDERS AND WITHDRAWALS
---------------------------

MAY A CERTIFICATE BE SURRENDERED?

Yes. The owner of a certificate may request the surrender of a certificate at any time while the insured under that certificate is living.

WHAT IS THE SURRENDER VALUE OF THE CERTIFICATE?

The surrender value of a certificate is the net cash value.

The determination of the surrender value is made as of the end of the valuation period during which we receive the surrender request at our home office.

IS A PARTIAL SURRENDER PERMITTED?

Yes. The owner may make a partial surrender of the net cash value of a certificate. The amount of a partial surrender must be $500 or more and it cannot exceed the amount available as a policy loan. A partial surrender will cause a decrease in the face amount equal to the amount surrendered under those certificates issued with a level death benefit, Option A. A partial surrender has no effect on the face amount of an Option B death benefit. However, since the account value is reduced by the amount of the partial surrender, the death benefit under Option B will be reduced by this same amount at the time of the partial surrender. We reserve the right to change the minimum amount or limit the number of times the owner may make a partial surrender.

MAY THE OWNER DIRECT US AS TO HOW PARTIAL SURRENDERS WILL BE TAKEN FROM THE NET CASH VALUE?

Yes. The owner may tell us the sub-accounts from which a partial surrender is to be taken or whether it is to be taken in whole or in part from the guaranteed account as to the certificate of any insured. If the owner does not, partial surrenders will be deducted from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.

HOW WILL THE OWNER KNOW THE STATUS OF A CERTIFICATE?

Each year we will send the owner of each certificate a report. This report will show the status of the certificate. It will include the account value, the face amount as of the date of the report, the premiums paid during the year and their allocation, policy charges, policy loan activity and the net cash value. The report will be sent without cost to the owner. If the policyholder owns all of the certificates, a consolidated report will be sent. The report will be as of a date within two months of its mailing.

94-18660 Rev. 1-95                                          Minnesota Mutual  15

POLICY LOANS
-------------

CAN THE OWNER BORROW AGAINST THE NET CASH VALUE?

Yes. The owner may borrow an amount of at least $100 and up to the maximum loan amount. This amount is determined as of the date we receive the policyholder's request for a loan. We will require the owner's written or telephone request for a policy loan. The policy and its certificate will be the only security required for a loan. We will charge interest on the loan in arrears.

When a loan is to come from the guaranteed account value, we have the right to postpone payment of a loan for up to six months.

WHAT IS THE MAXIMUM LOAN AMOUNT AVAILABLE FOR A POLICY LOAN ON ANY CERTIFICATE?

The total amount available for a loan under any certificate is (a) minus (b), where (a) is ninety percent of the account value and (b) is any outstanding policy loans plus accrued policy loan interest charged. The maximum loan amount will be determined as of the date we receive the policyholder's written or telephone request for a loan at our home office.

WHAT IS THE EFFECT OF A POLICY LOAN?

When a loan is taken on a certificate, we will reduce the net cash value of the certificate by the amount borrowed. This determination will be made as of the end of the valuation period during which the loan request is received at our home office. The amount borrowed continues to be a part of the account value, as the amount borrowed becomes part of the loan account value where it will accrue loan interest credits and will be held in our general account.

HOW DOES A POLICY LOAN REDUCE NET CASH VALUE ON A CERTIFICATE?

Unless the owner directs us otherwise, the policy loan will be taken from a certificate's guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value. The number of units to be canceled will be based upon the value of the units as of the end of the valuation period during which the loan request is received at our home office.

The net cash value of any certificate may decrease between premium due dates. The net cash value will decrease by the same amount of any decrease in account value or increase in the amount borrowed or in the interest due on the loan of the certificate. If a certificate has a policy loan and no net cash value, the certificate will lapse.

WHAT IS THE INTEREST RATE ON POLICY LOANS?

The interest rate charged on a policy loan will be eight percent per year.

As the interest charged on a policy loan accrues, the net cash value decreases. Interest is due at the end of the certificate month. If the total interest accrued at the end of the certificate month is


94-18660 Rev. 1-95                                          Minnesota Mutual  16
not paid, this interest will be added to the loan amount borrowed and charged the same rate of interest as the loan.

WHAT IS THE RATE OF INTEREST CREDITED TO A CERTIFICATE AS A RESULT OF A LOAN?

Interest credits which accrue on the loan account value shall be at a rate which is not less than six percent per year.
                 ---

WHEN ARE INTEREST CREDITS ON A POLICY LOAN ALLOCATED TO A CERTIFICATE'S GUARANTEED ACCOUNT VALUE?

Interest credits are allocated to the guaranteed account value at the time of a loan repayment.

WHEN AND IN WHAT AMOUNT SHOULD LOAN REPAYMENTS BE MADE?

A policy loan and the interest charged on the loan may be repaid in full or in part at any time before the insured's death so long as the insurance coverage under the certificate is in force.

The loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the death benefits under that certificate. Any loan repayment must be at least $100 unless the balance due is less than $100.

HOW DO LOAN REPAYMENTS AFFECT THE LOAN ACCOUNT VALUES AND THE GUARANTEED ACCOUNT VALUE?

Loan repayments increase the net cash value of a certificate by the amount of the loan repayment The loan repayment will be applied first to the interest charged on the principal amount borrowed. Any remaining portion of the repayment will then reduce the original loan principal amount.

When a loan repayment is made, the interest credits in the loan account value are transferred to the general account value in the same proportion that loan interest charged has been reduced due to the loan repayment. Also, an amount equal to the amount of loan principal repaid is transferred from the loan account value to the general account value.

WHAT HAPPENS IF A LOAN ON A CERTIFICATE IS NOT REPAID?

If a certificate has a policy loan, the certificate will remain in force so long as it has net cash value. If it does not have sufficient net cash value, it will lapse.

In this event, to keep a certificate in force, the owner will have to make a loan repayment. We will give the owner notice of our intent to terminate a certificate and the loan repayment required to keep it in force. The time for repayment will be within 61 days after our mailing of the warning notice of lapse.

TERMINATION
------------

WHEN DOES THIS GROUP POLICY TERMINATE?

The may terminate this group policy by giving us 31 days prior written notice. In addition, we may terminate the group policy or any of its provisions on 61 days prior written notice. No


94-18660 Rev. 1-95                                          Minnesota Mutual  17
individual may become insured under this group policy after the effective date of such a notice of termination. After termination of the policy, the certificates issued thereunder, may be allowed to convert to individual coverage as described below under the "Conversion Privilege" section.

WHEN DOES A CERTIFICATE OF INSURANCE UNDER THIS GROUP POLICY TERMINATE?

The insurance on the life of an insured will terminate on the earliest of:

1 61 days after we mail a warning notice of lapse on a certificate monthly anniversary in which the net cash value is insufficient to pay for the monthly deductions and no premium is paid during the grace period;
2 the date the group policy terminates, if no conversion or continuation is made effective;
3 the date an owner surrenders the certificate or requests that we terminate the insurance;
4  the 95th birthday of the insured.
       ----

WILL THE OWNER OF A CERTIFICATE RECEIVE NOTICE PRIOR TO THE TERMINATION OF INSURANCE?

If the owner's insurance will be terminated because the net cash value is less than that required to pay the monthly deductions, we will give the owner at least 61 days prior written notice of lapse before terminating the insurance.

CAN INSURANCE ON THE LIFE ON AN INSURED BE REINSTATED AFTER TERMINATION?

Insurance terminated due to the insufficiency of the net cash value to pay for the monthly deductions may be reinstated. Reinstatement must occur while the insured is living and any time within three years from the date of lapse. Reinstatement is made by payment of an amount that, after the deduction of percentage of premium charges, is large enough to cover all monthly deductions which have accrued on that certificate up to the effective date of reinstatement plus the monthly deductions for the two months following the effective date of reinstatement. If any policy loans and policy loan interest charged is not repaid, this indebtedness will be reinstated along with the insurance. No evidence of the insured's insurability will be required during the first 31 days following lapse, but will be required from the 32nd day to 3 years from the date of lapse.

CONVERSION PRIVILEGE
---------------------

IS THERE A CONVERSION PRIVILEGE TO AN INDIVIDUAL POLICY?

Yes. If life insurance provided by a certificate under this policy ceases because of termination of employment or of membership in the class or classes eligible for coverage under this policy, or if the group policy terminates or is amended so as to terminate the insurance, an owner under this policy may convert the insurance under the group policy to an individual policy of life insurance with us subject to the following:

1. The owner's written application to convert to an individual policy and the first premium for the individual policy must be received in our home office within 31 days of the date the insurance terminates under the group policy.
2. The owner may convert all or a part of the group insurance in effect on the date that his or her coverage is terminated to an individual life insurance policy offered by us, except a policy of


94-18660 Rev. 1-95                                          Minnesota Mutual  18
    term insurance. We will issue the individual policy on the policy forms we then use for the plan of insurance the owner has requested. The premium charge for this insurance will be based upon the insured's age as of his or her nearest birthday.
3. If the insured should die within 31 days of the date that insurance terminated under the group policy, the full amount of insurance that could have been converted under this policy will be paid.

In the case of the termination of the group policy, we may require that an insured under a certificate be so insured for at least five years prior to the termination date in order to qualify for the above conversion privilege.

CAN GROUP INSURANCE COVERAGE BE CONTINUED ONCE THE OWNER'S ELIGIBILITY ENDS?

If the owner's eligibility under this policy ends, the current group coverage may continue unless the certificate is no longer in force or the limitations below are true:

1.  The group policy has terminated; or
2. There is less than $10 in the certificate's net cash value after deduction of charges for the month in which eligibility ends.

The insurance amount will not change unless the owner requests a change. We reserve the right to alter the administration fee not to exceed $4 per month and the monthly cost of insurance up to the maximum in Table A if the insurance is continued.

ADDITIONAL INFORMATION
-----------------------

WILL THIS POLICY RECEIVE DIVIDENDS?

Each year we will determine if this policy and other policies of its class will share in our divisible surplus. Dividends, if received, will be added to the account value of a certificate issued under this policy or, if elected by the owner, may be paid in cash. A dividend applied to the account value will be allocated to the guaranteed account value or the sub-accounts of the separate account in accordance with the owner's current instructions for the allocation of net premiums. In the absence of such instructions, dividends will be allocated to the guaranteed account and the separate account in the same proportion as those values bear to each other and, as to the separate account value, to each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.

MAY AN OWNER ASSIGN ANY INTEREST UNDER THE CERTIFICATE ISSUED UNDER THIS POLICY?

Yes. However, we will not be bound by an assignment of the certificate or of any interest in it unless:

1.  It is made as a written instrument;
2. The owner files the original instrument or a certified copy with us at our home office; and
3.  We send the owner an acknowledged copy.


94-18660 Rev. 1-95                                          Minnesota Mutual  19

We are not responsible for the validity of any assignment. If a claim is based on an assignment, we may require proof of interest of the claimant. A valid assignment will take precedence over any claim of a beneficiary.

WHAT IF AN INSURED'S AGE IS MISSTATED?

If the age of the insured has been misstated, the death benefit and account value will be adjusted. The adjustment will be the difference between two amounts accumulated with interest. These two amounts are:

1.  the monthly cost of insurance charges that were paid, and;
2. the monthly cost of insurance charges that should have been paid based on the insured's correct age.

The interest rates used are the rates that were used in accumulating the guaranteed account values.

WHEN DOES AN INSURED'S INSURANCE BECOME INCONTESTABLE?

After the insurance has been in force during the insured's lifetime for a two year period from the certificate date, we cannot contest the insurance for any loss that is incurred more than two years after the certificate date, unless the net cash value has dropped below the amount necessary to pay the insured's cost of insurance on the insured's life. However, if there has been an increase in the amount of insurance for which we required evidence of insurability, then, to the extent of the increase, any loss which occurs within two years of the effective date of the increase will be contestable.

IS THERE A SUICIDE EXCLUSION?

If an insured, whether sane or insane, dies by suicide, within two years of the certificate date, our liability will be limited to an amount equal to the premiums paid for that insured. If there has been an increase in the face amount of insurance for which we required evidence of insurability, and if the insured dies by suicide within two years of the effective date of the increase, our liability with respect to that increase will be limited to the cost of insurance charge attributable to such increase.

If the insured is a Missouri citizen when the certificate of insurance becomes effective, this provision does not apply on the certificate date, or on the effective date of any increase in the face amount of insurance, unless the insured intended suicide when the certificate of insurance, or any increase, was applied for.

If the insured is a citizen of Colorado or North Dakota, the duration of this suicide provision is for one year instead of two years.

ARE INSURANCE AND RELATED RECORDS OF THE POLICYHOLDER'S POLICY OPEN FOR INSPECTION?

Yes. The records shall be open to inspection by us, at all reasonable times, for any purposes relating to the provisions of this policy.


94-18660 Rev. 1-95                                          Minnesota Mutual  20

WILL THE INSURED RECEIVE A CERTIFICATE OF PARTICIPATION?

Within 30 days of the effective date of an owner's insurance, we will furnish the with a certificate of insurance for delivery to the owner.

DOES THE OWNER HAVE ANY ADDITIONAL VOTING RIGHTS?

Yes. If the owner has separate account units under this policy the owner may direct us with respect to the voting rights of fund shares held by us and attributable to this policy.

COULD THE PAYMENT OF POLICY PROCEEDS BE POSTPONED?

Normally, we will pay any policy proceeds within seven days after our receipt of all the documents required for such a payment. Other than the death proceeds, which are determined as of the date of death of the insured, the amount of payment will be determined as of the end of the during which a request is received at our home office. If such payments are based upon policy values which do not depend on the investment performance of the separate account, however, we reserve the right to defer policy payments, including policy loans, for up to six months from the date of the owner's request. In that case, if we postpone a payment other than a policy loan payment for more than 31 days, we will pay the owner interest at the greater of four percent per year or the rate required by law for the period beyond that time that payment is postponed. For payments based on account values which do depend on the investment performance of the separate account, we may defer payment only: (a) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); or (b) when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.

WILL THE PROVISIONS OF THIS POLICY CONFORM WITH STATE LAW?

Yes. If any provision in this policy, or in the certificates issued under this policy, is in conflict with the laws of the state governing the policy or the certificates, the provision will be deemed to be amended to conform to such laws.

COULD ANY PAYMENTS MADE UNDER THIS POLICY BE SUBJECT TO CLAIMS OF CREDITORS?

To the extent permitted by law, neither this policy, certificates issued under this policy, nor any payment thereunder will be subject to the claims of creditors or to any legal process.

WHEN WILL THE POLICY BE ISSUED?

The policy will be issued upon receipt of a signed policy application signed by a duly authorized officer of the group sponsor and acceptance by a duly authorized officer of Minnesota Mutual at our home office.


94-18660 Rev. 1-95                                          Minnesota Mutual  21

WHO HAS OWNERSHIP OF THE POLICY?

The policyholder shown on the specifications page attached to this policy owns the group policy. The group policy may be changed or ended by agreement between us and the policyholder without the consent of, or notice to, any person claiming rights or benefits under the policy. However, unless the policyholder is the owner of all the certificates issued under the group policy, the policyholder does not have any ownership interest in the certificates issued under the group policy. The rights and benefits under the certificates are that of the owners of the certificates and of the insureds and beneficiaries as set forth in this policy and in the certificates.

ARE POLICY CHANGES LIMITED?

We reserve the right to limit the number of policy changes to one per certificate year and to restrict such changes in the first certificate year. For this purpose, changes include increases or decreases in the face amount of insurance.


94-18660 Rev. 1-95                                          Minnesota Mutual  22

                                    TABLE A

                  THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

               Guaranteed Maximum Monthly Cost of Insurance Rate
                           on a Smoker Distinct Basis
                         per $1,000 Net Amount at Risk

                  Maximum                            Maximum                            Maximum
Attained          Monthly          Attained          Monthly          Attained          Monthly
  Age*             Rate              Age*             Rate              Age*             Rate
  ----             ----              ----             ----              ----             ----

           Non-Smokers   Smokers              Non-Smokers   Smokers              Non-Smokers   Smokers
           -----------   -------              -----------   -------              -----------   -------
    0         0.254       0.254       35         0.174       0.265       70         3.427        5.191
    1         0.102       0.102       36         0.184       0.285       71         3.797        5.648
    2         0.098       0.098       37         0.197       0.310       72         4.230        6.171
    3         0.096       0.096       38         0.210       0.338       73         4.724        6.757
    4         0.093       0.093       39         0.225       0.369       74         5.273        7.405

    5         0.088       0.088       40         0.243       0.406       75         5.864        8.100
    6         0.084       0.084       41         0.261       0.445       76         6.491        8.815
    7         0.079       0.079       42         0.281       0.488       77         7.149        9.540
    8         0.077       0.077       43         0.302       0.534       78         7.845       10.278
    9         0.076       0.076       44         0.324       0.584       79         8.600       11.058

   10         0.076       0.076       45         0.350       0.636       80         9.439       11.904
   11         0.082       0.082       46         0.377       0.691       81        10.384       12.841
   12         0.091       0.091       47         0.407       0.749       82        11.456       13.886
   13         0.104       0.104       48         0.439       0.813       83        12.649       15.034
   14         0.118       0.118       49         0.474       0.882       84        13.943       16.241

   15         0.129       0.163       50         0.514       0.958       85        15.311       17.473
   16         0.139       0.179       51         0.559       1.043       86        16.737       18.705
   17         0.147       0.192       52         0.611       1.140       87        18.205       19.973
   18         0.152       0.202       53         0.671       1.249       88        19.710       21.295
   19         0.156       0.208       54         0.736       1.367       89        21.271       22.625

   20         0.158       0.212       55         0.808       1.492       90        22.908       24.006
   21         0.157       0.212       56         0.885       1.624       91        24.659       25.457
   22         0.154       0.210       57         0.967       1.760       92        26.588       27.118
   23         0.152       0.208       58         1.056       1.903       93        28.870       29.192
   24         0.149       0.204       59         1.156       2.056       94        31.894       32.006

   25         0.146       0.199       60         1.268       2.228
   26         0.144       0.197       61         1.395       2.424
   27         0.143       0.197       62         1.544       2.650
   28         0.143       0.198       63         1.714       2.904
   29         0.144       0.202       64         1.903       3.184

   30         0.146       0.208       65         2.110       3.480
   31         0.149       0.215       66         2.332       3.788
   32         0.153       0.223       67         2.568       4.104
   33         0.159       0.235       68         2.823       4.434
   34         0.166       0.249       69         3.105       4.792


* This is the insured employee's attained age as of the last certificate anniversary.


94-18660 Rev. 1-95                                          Minnesota Mutual  23